UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SMSA Treemont Acquisition Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

78458E102

(CUSIP Number)

Xuchun Wang 17 Guo Dao Road, 6-3-206 Pengji Town, Dongping County, Shandong Province, China 271509 86-538-241-7858

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Xuchun Wang
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization THE PEOPLE’S REPUBLIC OF CHINA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 409,962
	8.	Shared Voting Power 10,632,941
	9.	Sole Dispositive Power 409,962
	10.	Shared Dispositive Power 10,632,941
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,880,219
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.8%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of SMSA Treemont Acquisition Corp. (the “Company”). The Company’s principal executive offices are located at Ruixing Industry Park, Dongping County Shandong Province, People’s Republic of China.

Item 2.	Identity and Background

This schedule is filed by Xuchun Wang, who resides in the People’s Republic of China.

The address of Mr. Wang’s residence is 17 Guo Dao Road, 6-3-206 Pengji Town, Dongping County, Shandong Province, China 271509.

Mr. Wang’s principal occupation is serving as a manager in the production department of Ruixing Group Co., Ltd. (“Ruixing Group”), the principal business of which is electricity generation and chemical products manufacturing, located at Ruixing Industry Park, Dongping County, Shandong Province, 271509, People’s Republic of China. Ruixing Group is a Chinese affiliate of the Company.

During the last five years, Mr. Wang has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Mr. Wang is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration

Refer to the disclosure in Item 5 below.

Item 4.	Purpose of Transaction

The series of transactions through which Mr. Wang acquired his shares of Common Stock are described in Item 5 below.

Mr. Wang has no other present plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof;

(c)	a sale or transfer of a material amount of assets of the Company or any subsidiary thereof;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company by any person;

(h)	causing a class of securities of the Company to be delisted from a national stock exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)	any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Wang will continue to review his investment in the Company and reserves the right to change his intentions with respect to any or all such matters.

Item 5.	Interest in Securities of the Issuer

On May 13, 2011, the Company entered into the Share Exchange Agreement with Xiangrui Pharmaceutical International Limited (“Xiangrui”), a British Virgin Islands holding company, and Mr. Chongxin Xu, the sole shareholder of Xiangrui. Pursuant to the Share Exchange Agreement, on May 13, 2011, Mr. Xu transferred to the Company all of the shares of the capital stock of Xiangrui in exchange for 12,363,885 newly issued shares of the Company’s common stock, which constituted 93% of the Company’s issued and outstanding capital stock on a fully-diluted basis as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement. Mr. Chongxin Xu has no relationships with any members of the Company’s management or its affiliates. The details of the Share Exchange Agreement were disclosed in the Company’s Current Report on Form 8-K/A filed on February 27, 2012.

According to an option agreement entered into between Mr. Xuchun Wang and Mr. Chongxin Xu on May 13, 2011, Mr. Wang has the option to acquire 10,880,219 shares of the capital stock of the Company currently held by Mr. Xu representing 81.84% of the issued and outstanding capital stock of the Company. The aggregate purchase price for the option is $17,600. The option vests and becomes exercisable on the 90th day following the execution date of the option agreement. The option has a term of 2 years. Out of the total 10,880,219 shares to be acquired upon exercise of the option, 247,278 will be held by Mr. Xuchun Wang for himself and 10,632,941 shares will be held by Mr. Xuchun Wang for and on behalf of the shareholders of Ruixing Group Co., Ltd. (“Ruixing Group”) as a whole, except to the extent of his pecuniary interest therein as a shareholder of Ruixing Group. Ruixing Group is a Chinese affiliate of the Company. According to an oral agreement, which is filed as exhibit 10.53 to the Current Report on Form 8-K/A filed on January 3, 2012, Mr. Wang disclaims the beneficial ownership of all the applicable 10,632,941 shares upon exercise of the option except to the extent of his pecuniary interest therein as a shareholder of Ruixing Group. Mr. Wang will beneficially own an additional 162,684 shares of the capital stock of the Company through his 1.53% pecuniary interest in Ruixing Group. Therefore, upon exercise of the option Mr. Wang will hold in aggregate 409,962 shares of the capital stock of the Company, representing 3.08% of the total issued and outstanding shares of the Company. Mr. Guangyin Meng and Mr. Dianshun Zhang, two shareholders of Ruixing Group, will beneficially own 4,430,747 shares representing approximately 33.33% of the total issued and outstanding shares of the Company and 221,165 shares representing approximately 1.66% of the total issued and outstanding shares of the Company, respectively, upon exercise of the option by Mr. Xuchun Wang. The remaining 48.5% equity interests in Ruixing Group are held by 26 PRC individuals, with no single shareholder holding over 5% equity interests, directly or indirectly, in the Company.

Upon the exercise of the option, Mr. Wang will have the sole power to vote or direct the vote and to dispose or direct the disposition of the 409,962 shares to be held by him. Mr. Xuchun Wang is to act at the direction of the Ruxing Group shareholders with respect to the shares he holds on their behalf. Therefore, Mr. Wang will have the shared power to vote or direct the vote and to dispose or direct the disposition of the 10,632,941 shares of the capital stock of the Company to be held for and behalf of the shareholders of Ruixing Group as a whole, except to the extent of his pecuniary interest therein. The Ruixing Group shareholders as a group hold an aggregate of 5,156,976 shares of the Company’s capital stock, which constitute 38.79% of the Company’s issued and outstanding capital stock. The reporting person is not aware of any formal or informal arrangements that would require the Ruixing Group shareholders to vote as a block.

The source of funds to be used by Xuchun Wang in making the purchase of the 409,962 shares of the capital stock of the Company to be held by him will be contributed from his personal funds, at an amount of USD 663.16. The remaining USD 16,936.84 to purchase 10,470,257 shares of the capital stock of the Company to be held by Mr. Wang on behalf of the shareholders of Ruixing Group will be contributed from the personal funds of the other shareholders of Ruixing Group, respectively.

There have been no acquisitions or dispositions of shares of the Company’s Common Stock made by Mr. Wang during the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Refer to the disclosure in Item 5 above.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2012	/s/ Xuchun Wang
Xuchun Wang